Exhibit 99.B.10(d)

Rule 22c-2 Agreement

THIS AGREEMENT is entered into as of April 16, 2007, or the effective date of Rule 22c-2 as it applies to you (“Intermediary”), by and between Columbia Management Services, Inc. (“Fund Agent”), the transfer agent for the Columbia Funds family of funds (the “Funds”), and Intermediary.

As used in this Agreement, the following terms shall have the following meanings, unless a different meaning is clearly required by the contexts:

Client-shareholders shall mean those clients of the Intermediary who maintain as interest in an account with the Funds who receive administrative services from the Intermediary.

Intermediary shall mean (i) any broker, dealer, bank, or other entity that holds securities of record issued by a Fund in nominee name; and (ii) in the case of a participant-directed employee benefit plan that owns securities issued by the Fund (1) a retirement plan administrator under ERISA or (2) any entity that maintains the plan’s participant records.

WHEREAS, this Agreement shall inure to the benefit of and shall be binding upon the undersigned and each such entity shall be either a Fund Agent or Intermediary for purposes of this Agreement (the Fund Agent and the Intermediary shall be collectively referred to herein as the “Parties” and individually as a “Party”);

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, the Fund Agent and the Intermediary hereby agree as follows:

Shareholder Information

a.     Agreement to Provide Information.  Intermediary agrees to provide a Fund, Fund Agent or its affiliates or designee promptly upon written request, the taxpayer identification number (“TIN”), if known, or any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by Intermediary during the period covered by the request.

i.                  Period Covered by Request. Requests must set forth a specific period, not to exceed ninety (90) days from the date of the request, for which transaction information is sought.  The Fund may request transaction information older than ninety (90) days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

ii.               Form and Timing of Response. Intermediary agrees to transmit the requested information that is on its books and records to the Fund, Fund Agent or its designee promptly, but in any event not later than five (5) business days, after receipt of a request.  If the requested information is not on Intermediary’s books and records, Intermediary agrees to: (i) provide or arrange to provide to the Fund the requested information from shareholders who hold an account with an indirect intermediary; or (ii) if directed by the Fund, block further purchase of Fund shares from such indirect intermediary.  In such instance, Intermediary agrees to inform the Fund whether it plans to perform (i) or (ii).  Responses required by this paragraph must be communicated in writing and in format mutually agreed upon by the parties.  To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format.  For purposes of this provision, an “indirect intermediary” has the same meaning as in SEC Rule 22c-2 under Investment Company Act of 1940.

iii.            Limitations on Use of Information.  The Funds agree not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary.

b.              Agreement to Restrict Trading.  Intermediary agrees to execute written instructions from the Fund or Fund Agent to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Intermediary’s account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

i.                  Form of Instructions.  Instructions must include the TIN, if known, and the specific restriction(s) to be executed.  If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

ii.               Timing of Response.  Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary.

iii.            Confirmation by Intermediary.  Intermediary must provide written confirmation to the Fund and Fund Agent that instructions have been executed.  Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

c.               Definitions.  For purposes of this Agreement:

i.                  The term “Fund” includes the fund’s principal underwriter and transfer agent.  The term does not include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940.

ii.               The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the Investment Company of 1940 that are held by the intermediary.

iii.            The term “Shareholder” means the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first above written.

COLUMBIA MANAGEMENT SERVICES, INC.

By:	/s/ Robin G. Smith
Name: Robin G. Smith
Title: Senior Vice President

FIRM NAME:
Liberty Life Assurance Company of Boston
as Depositor for Llac Variable Account

By:	/s/ Stephen M. Batza
Name: Stephen M. Batza
Title: Coo